[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 8, 2007

VIA EDGAR AND EMAIL

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Educate, Inc.
Amended Schedule 13E-3
File No. 005-80064

Amended Preliminary Proxy Statement on Schedule 14A
File No. 000-50952

Dear Mr. Duchovny:

On behalf of Educate, Inc. (“Educate”), in connection with the proposed merger by and among Edge Acquisition, LLC, Edge Acquisition Corporation and Educate, we have electronically transmitted under separate cover Amendment No. 3 to the Preliminary Schedule 14A (File No. 000-50952) (the “Preliminary Proxy Statement”), including exhibits, for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we have marked to show changes from Amendment No. 2 to the Preliminary Proxy Statement as filed on May 2, 2007. We anticipate that Amendment No. 3 to the Schedule 13E-3 (File No. 005-80064) (the “Schedule 13E-3”), including exhibits, will be filed on May 9, 2007.

Mr. Daniel F. Duchovny, Esq.

May 8, 2007

The changes reflected in Amendment No. 3 to the Preliminary Proxy Statement include certain updates and revisions as discussed with the Staff on May 8, 2007.

Please contact me at (213) 687-5379 or Jeffrey H. Cohen at (213) 687-5288 should you require further information.

Very truly yours,

/s/ Rick C. Madden

Rick C. Madden